November 12, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Toshoan Holdings, Inc.

Response to Staff Letter November 3, 2014

Form S-1/A

Filed October 21, 2014

File No. 333-195060

To the men and women of the SEC:

On behalf of Toshoan Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated November 3, 2014 addressed to Mr. Hajime Abe, the Company’s President, Chief Executive Officer, and Director, with respect to the Company’s filing of its S-1/A on October 21, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. We note your response to our letter dated October 15, 2014 and your revised disclosure. Please further revise your registration statement to clarify how you will conduct your offering and revise your disclosure to more clearly articulate the activities in which Mr. Abe cannot engage. In this regard, we note your disclosure that this is a “best efforts,” “self-underwritten” offering and “[t]he shares offered by the Company will be sold on [y]our behalf by [y]our CEO and director Hajime Abe.” These statements appear to contradict your statement on page 3 that “Mr. Abe plans to take a passive approach in the offering.”

COMPANY RESPONSE

The phrase, “Mr. Abe will be taking a passive approach in the offering” has been deleted from pages 3, 15, 18, 21.

Pages 3, 15, 18, and 21 have also been amended to read:

**Mr. Abe will not solicit any potential purchasers through oral solicitation and his participation in the offering will be limited to the activities set forth in Rule 3a4-1(a)(4)(iii) under the Exchange Act. Mr. Abe will only be directly soliciting potential investors that are family, friends, and business acquaintances all of which will be done without oral solicitation, and only through the mailing of letters notifying such individuals of the Company’s offering. Before making any written communication(s) however, Mr. Abe must and will first need to obtain the approval of the Company’s only other Officer, Secretary, and Chief Financial Officer Shunji Fukumoto.

Assuming Mr. Shunji Fukumoto provides approval to Mr. Abe for the mailing of the above referenced communications (letters to friends, family, and business acquaintances, notifying them of the Company’s offering) so that Mr. Abe is able to send out the aforementioned communications, if they (the investor) should then choose to invest, Mr. Abe will perform ministerial and clerical work involved in effecting any such transaction. It should be noted that Mr. Abe is allowed to respond to question(s) asked by a potential investor so long as the question(s) was/were initiated by the investor and the question(s) relate to the information in this Registration Statement.

Mr. Abe will also perform the same above referenced ministerial and clerical work should other individuals also come forth that would like to invest who discovered the offering through other means such as the internet, word of mouth, or other indirect means. It should once again be noted that Mr. Abe will only be able to utilize written communication should he have written approval of another officer of the Company. In this case he will need to acquire the permission of the Company’s only other Officer, Secretary, and Chief Financial Officer Shunji Fukumoto.

Mr. Abe’s participation in this offering is restricted to the following selling activities:

(A) Preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation by the associated person of a potential purchaser; Provided, however, that the content of such communication is approved by a partner, officer or director of the issuer.

(B) Responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser; Provided, however, That the content of such responses are limited to information contained in a registration statement filed under the Securities Act of 1933 or other offering document;

(C) Performing ministerial and clerical work involved in effecting any transaction.

Mr. Abe is not allowed to utilize oral solicitation in this offering to sell shares and is not allowed to make any written form of communication with an investor without the prior consent of the Company’s only other Officer, Secretary and Chief Financial Officer Shunji Fukumoto. He also can not answer any questions that do not relate the information in this Registration Statement and can not answer any questions not initiated by the investor themselves.

Date: November 12, 2014

/s/ Hajime Abe

President & CEO